Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

June 27, 2023

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

TRADERTOOLS INC. – Removed from Execute or Trade section

PRIMEXM PRIME EXCHANGE MARKETS AG – Removed from Execute or Trade section

FIDELITY INVESTMENTS INSTITUTIONAL OPERATIONS COMPANY INC – Added to Custody, Clear, or Settle section